Exhibit 99.1

SunCar Technology Group Announces Pricing of $50 Million Follow-On Public Offering of Class A Ordinary Shares

NEW YORK, February 5, 2025 -- SunCar Technology Group Inc. (“SunCar”) (Nasdaq: SDA), an innovative leader in cloud-based B2B auto services and auto e-insurance in China, today announced the pricing of its previously announced public offering of 7,142,858 Class A ordinary shares (the “Offering”) for total expected gross proceeds of approximately $50 million before underwriting discounts and commissions and offering expenses. In connection with the Offering, SunCar has granted the underwriters of the offering a 30-day option to purchase up to an additional 1,071,429 Class A ordinary shares. The offering is expected to close on or about February 7, 2025, subject to the satisfaction of customary closing conditions. All of the securities to be sold in the offering are being offered by SunCar.

SunCar intends to use the net proceeds from this offering for working capital and general corporate purposes.

BTIG, LLC is acting as lead book-running manager for the offering, and Macquarie Capital Limited and Oppenheimer & Co. Inc. are acting as joint bookrunners.

The Class A ordinary shares are being offered by SunCar only by means of a prospectus and related prospectus supplement forming part of an effective shelf registration statement that was previously filed with and declared effective by the Securities and Exchange Commission (the “SEC”). A preliminary prospectus supplement and accompanying base prospectus relating to the offering have been filed with the SEC and are available on the SEC’s website at www.sec.gov. Electronic copies of the final prospectus supplement and the accompanying base prospectus related to the offering will be filed with the SEC and will be available on the SEC’s website at www.sec.gov. Alternatively, when available, copies may be obtained by contacting BTIG, LLC, Attention: ECM, General Counsel, 65 East 55th Street, New York, New York 10022, by email at IBLegal@btig.com or by email at btig-ibd-equitycapitalmarkets@btig.com.

This press release does not and shall not constitute an offer to sell or a solicitation of an offer to buy any of SunCar’s Class A ordinary shares, nor shall there be any offer, solicitation or sale of such shares, in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About SunCar Technology Group Inc.

Founded in 2007, SunCar is transforming the customer journey for auto services and auto insurance in China, the largest passenger vehicle market in the world. SunCar develops and operates cloud-based platforms that seamlessly connect drivers with a wide range of auto services and insurance coverage options through a nationwide network of sales partners. As a result, SunCar has established itself as the leader in China in the B2B auto services market and the auto eInsurance market for electric vehicles. SunCar’s intelligent cloud platform empowers its enterprise clients to access and manage their customer database and offerings optimally, and drivers gain access to hundreds of services from tens of thousands of independent providers in a single application. For more information, please visit: https://suncartech.com.

Cautionary Language Concerning Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding SunCar’s expectations regarding the consummation of the offering, the anticipated use of the net proceeds of the offering and the satisfaction of customary closing conditions with respect to the offering. In addition, any statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that statement is not forward looking.

Forward-looking statements are based on current expectations and assumptions that, while considered reasonable by SunCar and its management, as the case may be, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Actual results could differ materially from those anticipated in such forward-looking statements as a result of various risks and uncertainties, which include, without limitation, the risk that the offering will not be consummated; the impact of general economic, health, industrial or political conditions in the United States or internationally; and other risks and uncertainties identified in SunCar’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, as well as other filings and reports that are filed by SunCar from time to time with the SEC.

Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this press release, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. SunCar does not undertake or accept any duty to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or in the events, conditions or circumstances on which any such statement is based.

Contact Information:

SunCar:

Investor Relations: Ms. Hui Jiang

Email: IR@suncartech.com

Legal: Ms. Li Chen

Email: chenli@suncartech.com

U.S. Investor Relations:

Matthew Abenante, IRC

President

Strategic Investor Relations, LLC

Tel: 347-947-2093

Email: matthew@strategic-ir.com